FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC  V5A 3G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1           Financial Statements for the period ended June 30, 2013
99.2           Management’s Discussion and Analysis for the period ended June 30, 2013
99.3           CEO Certification
99.4           CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Ross Tocher
Ross Tocher
President & Chief Executive Officer

Date:  August 29, 2013